UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. )*

CVB Financial Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

126600105
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126600105
1.	NAME OF REPORTING PERSONS Cliffwater LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 830,344
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 830,344

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 830,344
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 126600105
1.	NAME OF REPORTING PERSONS Stephen L. Nesbitt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 830,344
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 830,344

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 830,344
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, IN

Item 1(a).	Name of Issuer:

CVB Financial Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

701 N. Haven Avenue, Ontario, CA 91764

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of Cliffwater LLC, a Delaware limited liability company, and Stephen L. Nesbitt, controlling member and Chief Executive Officer of Cliffwater LLC.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address for each reporting person is as follows: 4640 Admiralty Way, 11th Floor, Marina del Rey, CA 90292.

Item 2(c).	Citizenship:

Cliffwater LLC is a Delaware limited liability company. Stephen L. Nesbitt is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP No.:

126600105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);*
(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g) ☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);**
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

* Cliffwater LLC is an investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

** Stephen L. Nesbitt is a control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. Cliffwater LLC
	(a)	Amount beneficially owned: 830,344
	(b)	Percent of class: 0.6%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 830,344
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 830,344
Stephen L. Nesbitt*
	(a)	Amount beneficially owned: 830,344
	(b)	Percent of class: 0.6%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 830,344
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 830,344

*Stephen L. Nesbitt is controlling member and Chief Executive Officer of Cliffwater LLC. As a controlling person of Cliffwater LLC, he may be deemed to beneficially own 830,344 shares of the issuer owned by Cliffwater LLC’s clients. Pursuant to Rule 13d-4, Stephen L. Nesbitt disclaims ownership of the securities owned by Cliffwater LLC’s clients.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Cliffwater LLC, in its capacity as investment adviser to its various clients, may be deemed to be the beneficial owner of 830,344 shares owned by such clients, as in its capacity as investment adviser it has the power to dispose, direct the disposition of, and vote the shares of the issuer owned by its clients.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

N/A.

Item 8.	Identification and Classification of Members of the Group:

N/A.

Item 9.	Notice of Dissolution of Group:

N/A.

Item 10.	Certifications:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 12, 2020

Cliffwater LLC

By:	/s/ Jonathan Rogal
Name:	Jonathan Rogal
Title:	Senior Managing Director and General Counsel

Date:	February 12, 2020

/s/ Stephen L. Nesbitt
Stephen L. Nesbitt

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(see 18 U.S.C. 1001).